UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-35165

BRAINSWAY LTD.

(Translation of registrant’s name into English)

16 Hartum Street, RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and on April 20, 2026 (Registration No. 333-295189) and the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

EXHIBIT INDEX

Exhibit	Title

99.1	Condensed consolidated unaudited interim financial statements for the six-month period ended June 30, 2026
99.2	Operating and financial review and prospects
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: September 29, 2026	/s/ Hadar Levy
Hadar Levy Chief Executive Officer